UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

147154108

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 supplements and amends the Statement on Schedule 13D filed on February 4, 2011 (the “Original Schedule 13D,” as amended by Amendment No. 1 filed on October 25, 2013, Amendment No. 2 filed on January 14, 2014 and Amendment No. 3 filed on December 22, 2016, as amended, the “Schedule 13D”) and is being filed by (1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”), (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”), (6) Mr. Mark F. Vassallo, an individual, (7) Lightyear Capital II, LLC, a Delaware limited liability company (“Lightyear Capital II”), and (8) Lightyear Capital LLC, a Delaware limited liability company (“Lightyear Capital”) (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following paragraph immediately before the final paragraph of Item 6:

On January 24, 2017, Chris Casciato, an executive of Lightyear Capital LLC and a member of the boards of directors of the Company and the Bank of the Cascades (the “Bank”), resigned from the boards of directors of each of the Company and the Bank.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL II, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CAPITAL LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Managing Director & Chief Financial Officer

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Dated: January 27, 2017